SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13D-2(a)

Commtouch Software Ltd.

(Name of Issuer)

Ordinary

 (Title of Class of Securities)

M25596 202

(CUSIP Number)

Catalyst Investments II L.P.
3 Daniel Frish Street
Tel-Aviv Israel 64731
Telephone: 972 (3) 695-0666

 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May, 2010

 (Date of Event which Requires Filing of this Statement)

If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M25596202	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Catalyst Investments II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 1,239,577 *
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 1,239,577 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,239,577 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Calculations are based on 23,341,783 Ordinary Shares of the Issuer outstanding as of August 5, 2010. The aggregate amount of shares owned by the Reporting Persons include 1,195,413 Ordinary Shares and 44,164 options to purchase Ordinary Shares exercisable within 60 days. The options are held by Mr. Yair Shamir, a director of the Issuer, on behalf of the Reporting Persons, as described below. This Schedule 13D is filed by the Catalyst II Entities acting as a Group.

CUSIP No. M25596202	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Catalyst Private Equity Partners (Israel) II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 1,239,577 *
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 1,239,577 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,239,577 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Calculations are based on 23,341,783 Ordinary Shares of the Issuer outstanding as of August 5, 2010. The aggregate amount of shares owned by the Reporting Persons include 1,195,413 Ordinary Shares and 44,164 options to purchase Ordinary Shares exercisable within 60 days. The options are held by Mr. Yair Shamir, a director of the Issuer, on behalf of the Reporting Persons, as described below. This Schedule 13D is filed by the Catalyst II Entities acting as a Group.

CUSIP No. M25596202	SCHEDULE 13D	Page 4 of 7 Pages

Item 1.                                Securities and Issuer

The class of equity securities to which this statement relates is the ordinary shares nominal value of NIS 0.15 (New Israeli Shekels) (“Ordinary Shares”) of Commtouch Software Ltd. (“Issuer”), an Israeli corporation, whose principal executive offices are located at 4A Hazoran St., Poleg Industrial Park, Netanya 42504, Israel.

Item 2.	Identity and Background

Catalyst Investments II, L.P. (“Catalyst Investments II”) business address is 3 Daniel Frish St., Tel-Aviv Israel 64731. Catalyst Investments II is a limited partnership organized and existing under the laws of Israel.  The principal business of Catalyst Investments II is to act as the sole general partner of Catalyst Private Equity Partners (Israel) II, L.P. (“Catalyst Private Equity”), Catalyst Private Equity Partners (Israel B) II L.P. (“Catalyst Private Equity B”) and Catalyst Private Equity Partners (Israel C) II L.P. (“Catalyst Private Equity C”).

E.D.I European Development and Investments Ltd. (“E.D.I”) may be deemed a controlling person of Catalyst Investments II, and is wholly-owned by Mr. Edouard Cukierman, the Chief Executive Officer of the general partner of Catalyst Investments II.  Mr. Cukierman disclaims beneficial ownership in any Ordinary Shares, except to the extent of his proportionate interest in them as a direct or indirect interest holder in Catalyst Investments II, Catalyst Private Equity, Catalyst Private Equity B and Catalyst Private Equity C.

Catalyst Private Equity’s business address is 3 Daniel Frish St., Tel-Aviv Israel 64731. Catalyst Private Equity is a limited partnership organized and existing under the laws of Israel.  The principal business of Catalyst Private Equity is making investments.  The general partner of Catalyst Private Equity is Catalyst Investments II.

One individual affiliated with the Reporting Persons, Mr. Yair Shamir is currently serving as a member of the Issuer’s Board of Directors.

None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

None of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

Item 3.	Source and Amount of Funds or Other Consideration N/A

CUSIP No. M25596202	SCHEDULE 13D	Page 5 of 7 Pages

Item 4.	Purpose of Transaction

The Reporting Persons have acquired the Ordinary Shares of the Issuer on the NASDAQ Capital Market for investment purposes.  On March 15, 2010, the Issuer announced that its Board of Directors had authorized a plan for the repurchase of the Issuer's Ordinary Shares in the open market or through privately negotiated transactions, in an amount of up to $5 million.  As a result of the Issuer’s repurchase of Ordinary Shares, the Reporting Persons’ beneficial holdings in the Issuer's outstanding share capital increased beyond 5%.

Each of the Reporting Persons may further purchase, trade, lend, vote, dispose or otherwise deal in the securities at times and in such manner, including in the market or in private transactions, as they deem advisable in pursuit of such investment purposes to benefit from temporary changes in the market price of such securities, including changes resulting from actual or perceived developments in the Issuer's operations, business strategy or prospects, management, or from the sale or merger of the Issuer, or its subsidiaries. To evaluate such alternatives, the Reporting Persons will perform ongoing analysis of the Issuer's operations, prospects, business development, management, competitive and strategic position, capital structure, and prevailing market conditions, as well as alternative investment opportunities, and may periodically discuss such matters with the Issuer's management or directors, other shareholders, industry analysts, investment and financing professionals, existing or potential strategic partners, acquirers or competitors, sources of credit or investment banking firms. Such factors, analysis and discussions may result in the Reporting Persons' modifying their ownership of the securities, exchanging information with the Issuer or other persons pursuant to appropriate confidentiality or similar agreements and in compliance with applicable law, or holding discussions with third parties or with management in which the Reporting Persons may suggest or take a position with respect to potential changes in the Issuer's operations, management, board of directors, articles of association, governance or capital structure as a means of enhancing shareholder value.

The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment or financing of the Issuer, including subject to applicable law, to (i) hold its securities as a passive investor or as an active investor (whether or not as a member of a “group” with other beneficial owners of securities or otherwise), (ii) acquire beneficial ownership of additional securities in the open market, in privately negotiated transactions or otherwise, (iii) dispose of all or part of its holdings of securities, (iv) take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D or (v) change its intention with respect to any or all of the matters referred to in this Item 4.

Notwithstanding the foregoing, except as discussed above, none of the Reporting Persons have any plans or proposals to effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material change in the present capitalization or dividend policy of the Issuer, cause any other material change in the Issuer’s business or corporate structure, cause any changes in the Issuer’s articles of association or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or  to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or take any other action similar to any of those enumerated above.

CUSIP No. M25596202	SCHEDULE 13D	Page 6 of 7 Pages

Item 5.	Interest in Securities of the Issuer

a.
The Reporting Persons beneficially own 1,239,577 Ordinary Shares in the Issuer, constituting approximately 5.3 % of the Issuer’s Ordinary Shares outstanding as of August 5, 2010 (including 44,164 options exercisable by Mr. Shamir  within 60 days). Mr. Shamir holds the options on behalf of the Reporting Persons.

b.	The Reporting Persons have the sole power to vote and dispose of all of their above described holdings.

c.	None.

d.	None.

e.	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Mr. Yair Shamir is the Chairman and Managing Partner of Catalyst Private Equity Partners  II LP, and is also  a director of the Issuer. Mr. Shamir’s ownership interest includes 44,164 options to purchase Ordinary Shares of the Issuer exercisable within 60 days.  Mr. Shamir’s options are held on behalf of the Reporting Persons, according to the Limited Partnership Agreement of Catalyst Private Equity.

CUSIP No. M25596202	SCHEDULE 13D	Page 7 of 7 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit 1 Agreement Pursuant to Rule 13d – 1(k)

___________________________
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2010

Catalyst Investments II L.P.
By its General Partner, Catalyst Equity (2006) Ltd.

   /s/ Edouard Cukierman  /s/ Yair Shamir
By:  Edouard Cukierman and Yair Shamir

Catalyst Private Equity Partners (Israel) II L.P.
By its General Partner, Catalyst Investments II L.P.
By its General Partner, Catalyst Equity (2006) Ltd.

   /s/ Edouard Cukierman  /s/ Yair Shamir
By:  Edouard Cukierman and Yair Shamir